UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Phoenix Technologies Ltd.

File No. 000-17111 - CF#24439

_____

Phoenix Technologies Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 19, 2009.

Based on representations by Phoenix Technologies Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through December 31, 2014
Exhibit 10.24	through April 26, 2012
Exhibit 10.25	through September 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel